Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated August 27, 2014

Fantex, Inc.

On August 21, 2014, WLWT broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of the Company (the “Vernon Davis Offering” and “Mohamed Sanu Offering,” respectively, and collectively, the “Offerings”). The Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-196437, respectively), as amended (the “Vernon Davis Registration Statement” and “Mohamed Sanu Registration Statement,” respectively, and collectively, the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statements, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, WLWT anchor Courtis Fuller states that “[Mohamed Sanu is] not only taking stock in his own future, you can too, literally” and references “Sanu stock” and “[investment] in a pro athlete.” Holders of shares of the Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Mohamed Sanu, a tracking stock intended to track and reflect the separate economic performance of the Mohamed Sanu brand.

•                  During the Broadcast, WLWT anchor Courtis Fuller states that “Fantex is actually acquiring 10% of all of Sanu’s future cash streams” and that “from now on everything [Mohamed Sanu] does will be linked to the brand known as Mohamed Sanu.” The Broadcast also quotes Mr. French as stating “So what that means is his current, future NFL playing contracts, endorsements, so his off field activities as well as his post career, anything associated with his consumer brand. And in exchange for that 10%, we’re paying him about $1.6 million dollars today.” The Company clarifies that pursuant to the Brand Agreement, effective May 14, 2014, by and between the Company and Mohamed Sanu (the “Mohamed Sanu Brand Contract”), the Company acquired a 10% interest in the Brand Income, as defined in the Mohamed Sanu Brand Contract, of Mohamed Sanu. Brand income generally means gross monies or other consideration (including rights to make investments) that Mohamed Sanu receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of Mohamed Sanu’s brand income is available in the Registration Statements.

•                  During the Broadcast, WLWT anchor Courtis Fuller states that “there’s about 164,000 shares available if you want to buy some public stock there.” The Company clarifies that it expects to offer 164,300 shares of Fantex Series Mohamed Sanu in connection with the Mohamed Sanu Offering.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contracts with Vernon Davis or Mohamed Sanu, the expected lengths of the careers of Vernon Davis and Mohamed Sanu, prospects, plans, market opportunities and the trends that may affect the Company, Vernon Davis or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expects,” “could,” “hope,” “estimate,” “intend,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with WLWT

MEDIA:	Television

STATION:	WLWT

Date:	August 21, 2014

SUBJECT:	Fantex, Inc.

Sheree Paolello, WLWT Anchor, WLWT News 5 at 6:00:

How would you like to invest in a pro athlete?

Mike Dardis, WLWT Anchor, WLWT News 5 at 6:00:

Interesting idea, it’s a new and creative form of marketing and investing. WLWT News 5’s Courtis Fuller is here now with the Bengal who is not your typical commodity, Courtis.

Courtis Fuller, WLWT Anchor, WLWT News 5 at 6:00:

Well, you’re absolutely right, you know if Fantasy Football is your thing. Wait until you hear this. Real stocks, real money and real athletes, the idea of Monday morning quarterbacking could get very interesting.

Mohamed Sanu, Cincinnati Bengals Wide Receiver (voiceover):

It’s called megaplay and keep the ball rolling, you know we all got to stay consistent and stay on task.

Fuller (voiceover):

Bengals wide receiver Mohamed Sanu has a pretty good plan for success on the field and it also matches his off the field approach to winning.

Sanu (voiceover):

Never let anyone tell you what you can and what you can’t do.

Fuller (voiceover):

Sanu is teaming up with a company called Fantex, he’s not only taking stock in his own future, you can too, literally.

Buck French, CEO & co-founder, Fantex:

We reached out, he was on our, a group of players that we thought fit what we were looking for both from a character element, which is first and foremost. And then from the playing and the off field aspect of what his brand we think potentially has the potential to be.

Fuller (voiceover):

Fantex is actually acquiring 10% of all of Sanu’s future cash streams.

French:

So what that means is his current, future NFL playing contracts, endorsements, so his off field activities as well as his post career, anything associated with his consumer brand. And in exchange for that 10%, we’re paying him about $1.6 million dollars today.

Fuller (voiceover):

The company sells shares at $10 dollars each. So rooting on your favorite player could take on a whole new meaning.

French:

We look at his future potential, we estimated that without our help he could generate approximately $29 million dollars gross, our goal as a business is to help him realize greater than what we estimate. And at the end of the day, it really comes down to his execution and our execution into whether that audience develops to what we hope.

Fuller (voiceover):

Sanu is prohibited from talking about this venture, at least for now by the Security and Exchange Commission, but from now on everything he does will be linked to the brand known as Mohamed Sanu.

Sanu:

Gonna do what I can to help this team be better, you know having a great season.

Fuller:

Pretty interesting, huh. Sanu is the third player picked up the company, and by the way this past Monday, Fantex paid out a 70 cent per share dividend to the stockholders of stock linked to San Francisco 49ers Tight End Vernon Davis, back to you.

Dardis:

Alright, something new, thank you Courtis, currently by the way, there’s about 164,000 shares available if you want to buy some public stock there, some Sanu stock.

Paolello:

Yeah, exactly, you can look into that.

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